Exhibit 21.1

Pure Acquisition Corp.

Subsidiaries of Registrant

As of December 31, 2019

Name of Subsidiary	Jurisdiction of Incorporation
HighPeak Energy, Inc.	Delaware
Pure Acquisition Merger Sub, Inc.	Delaware
HighPeak Energy Operating, LLC	Delaware